Mondee Holdings, Inc.

10800 Pecan Park Blvd.

Suite 315

Austin, Texas 78750

VIA EDGAR

October 24, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington, D.C. 20549-3628

Attn: Perry Hindin

Re:	Mondee Holdings, Inc. Schedule TO-I filed September 16, 2022, as amended on October 7 and 21, 2022 File No. 005-92154

Dear Mr. Hindin:

Mondee Holdings, Inc., a Delaware Corporation (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 21, 2022, regarding the Company’s Schedule TO, including its exhibits, filed with the Commission on September 16, 2022 (the “Original Schedule TO”), the first amendment to the Original Schedule TO, including its exhibits, filed with the Commission on October 7, 2022 (the “First Amended Schedule TO”) and the second amendment to the Original Schedule TO, including its exhibits, filed with the Commission on October 21, 2022 (the “Second Amended Schedule TO” and, collectively with the Original Schedule TO and the First Amended Schedule TO, the “Schedule TO”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. All page references in the responses set forth below refer to page numbers in the Second Amended Schedule TO.

Amendment No. 2 to Schedule TO filed October 21, 2022

General

1. We note the disclosure contained in this amendment and the related press release indicating that:

•	“approximately 89.1% of the outstanding Public Warrants were validly tendered and not withdrawn prior to the expiration of the Offer, and (ii) none of the outstanding Private Placement Warrants had been validly tendered and not validly withdrawn prior to the expiration of the Offer;”

•	“pursuant to the Consent Solicitation, the Company received the approval of (i) approximately 89.1% of the outstanding Public Warrants to the Warrant Amendment, which exceeds the majority of the Public Warrants required to effect the Warrant Amendment with respect to the Public Warrants and (ii) none of the outstanding Private Placement Warrants, which is less than the majority of the outstanding Private Placement Warrants required to effect the Warrant Amendment with respect to the Private Placement Warrants;” and

•	“On October 18, 2022, the Company and Continental Stock Transfer & Trust Company entered into the Warrant Amendment with respect to the Public Warrants and announced that it will exercise its right to redeem all remaining outstanding Public Warrants for cash in accordance with the terms of the Warrant Amendment, and has fixed October 27, 2022 as the redemption date.”

Please provide us with a detailed analysis as to why this tender offer was not a going private transaction subject to Exchange Act Rule 13e-3. Please address both Exchange Act Rule 13e-3(a)(3)(ii)(A) and (B). In responding to this comment, please refer to the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretation 104.01 and address the disclosure included in the prospectus filed pursuant to Securities At Rule 424(b)(3) filed on October 12, 2022 (File No. 333-266277) under the risk factor heading "If we fail to comply with the listing requirements of Nasdaq, we would face possible delisting...” located on page 45 indicating that “a Nasdaq Hearings Panel granted [the Company’s] request for an extension to October 21, 2022 to evidence compliance with all initial listing rules as required under Nasdaq Listing Rule 5405(a), during which extension period the New Mondee Common Stock and warrants will continue to be listed on Nasdaq” (emphasis added). Based on the above disclosure, please address why the tender offer, considered independently or as the first step followed by the redemption of all remaining outstanding Public Warrants for cash in accordance with the terms of the Warrant Amendment dated October 18, 2022, was not reasonably likely to produce or was not undertaken with the purpose of producing the going private effect specified in Exchange Act Rule 13e-3(a)(3)(ii)(B).

We respectfully advise the Staff that, for the reasons set forth below, the Company concluded that Rule 13e-3 (“Rule 13e-3”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), would not be applicable to the Offer.

We note that the need to comply with Rule 13e-3 arises from the engagement in a transaction (or series of transactions) which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects:

(A)	causing any class of equity securities of the issuer which is subject to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration under Exchange Act Rules 12g-4 or 12h-6 or causing the reporting obligations with respect to such class to become eligible for termination under Exchange Act Rule 12h-6; or suspension under Exchange Act Rule 12h-3 or Section 15(d) of the Exchange Act; or

(B)	causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

With respect to paragraph (A) of Rule 13e-3(a)(3)(ii), the Company supplementally advises the Staff that, as of the time the Offer was commenced, the Company had approximately 59 record holders of its Warrants (as calculated pursuant to Rule 12g5-1 under the Exchange Act, in accordance with Question and Answer 152.01 of the Commission’s Compliance and Disclosure Interpretations (“CD&Is”) relating to Rule 12g5-1). The Company notes Question and Answer 104.01 of the CD&Is relating to Rule 13e-3(a)(3) where the Staff concluded that if an issuer is eligible to terminate the registration of a class of equity securities under Section 12(g) of the Exchange Act because the relevant class of securities is held of record by less than the threshold amounts specified in Rule 12g-4, then the issuer is not required to file a Schedule 13E-3 when it engages in a transaction specified in Rule 13e-3(a)(3)(i) that further reduces the number of record holders. The Staff noted that this is because the issuer was already eligible to terminate the registration under Section 12(g), and therefore the transaction is not deemed to have “caused” the class of securities to become eligible for termination of registration. Therefore, the Company concluded that the Offer will not be “producing” circumstances that render the Warrants eligible for deregistration.

With respect to paragraph (B) of Rule 13e-3(a)(3)(ii), the Company believes such paragraph is inapplicable to the Offer because the Company did not have “a reasonable likelihood or a purpose” of causing the Warrants to be delisted from the Nasdaq stock exchange. First, at the time of the Offer was commenced, the Company did not, based on its review of similar transactions conducted by other issuers, expect that all of the Public Warrants or Private Placement Warrants would be tendered, and to whatever extent the Warrants remained outstanding, the Company did not intend to seek their delisting from the Nasdaq stock exchange. In fact, at the time of the commencement of the Offer, the Company was actively seeking to maintain the listing of the Company’s common stock and Warrants on the Nasdaq stock exchange, as described further below. While the Company disclosed on pages 23 and 24 of the Schedule TO the possibility of facing delisting if the Company failed to comply with the listing requirements of Nasdaq, the disclosure was included because of the written notice (the “Nasdaq Notice”) that the Company’s received from the Staff of the Listing Qualifications Department of Nasdaq (the “Nasdaq Staff”) on July 18, 2022, not because of an expectation that the Offer would result in the delisting of the Warrants from the Nasdaq stock exchange. The Nasdaq Notice indicated that the Nasdaq Staff had determined that the Company had not complied with the requirements of IM-5101-2 because the Company did not demonstrate that its Class A common stock complies with (a) the minimum 1,100,000 Unrestricted Publicly Held Shares requirement in Nasdaq Listing Rule 5405(a)(2) (the “Unrestricted Publicly Held Shares Requirement”) and (b) the minimum $20 million in Market Value of Unrestricted Publicly Held Shares requirement in Nasdaq Listing Rule 5405(b)(3)(B) (the “Market Value of Unrestricted Publicly Held Shares Requirement” and, together with the Unrestricted Publicly Held Shares Requirement, the “Exchange Requirements”). Based on the plan presented to the Nasdaq Hearings Panel (the “Panel”) on August 26, 2022, the Company believed that it would comply with the Nasdaq listing requirements prior to the October 21, 2022 deadline imposed by the Panel. Assuming the Panel agrees with this position, then the Company believes that the Nasdaq Staff would assess the eligibility of the Warrants to remain listed on the Nasdaq stock exchange following the redemption of all outstanding Public Warrants (the “Proposed Redemption”) based on Nasdaq’s continued listing requirements for warrants, which requirements the Company believes it will meet following the Proposed Redemption given that the Private Placement Warrants will remain outstanding. The Company therefore respectfully submits that, at the time of the commencement of the Offer, there was not a “reasonable likelihood” that the Warrants would become eligible for delisting from Nasdaq stock exchange as a result of the consummation of the Offer.

Second, the Company did not enter into the Offer for the purpose of causing the Warrants to be delisted from Nasdaq. Rather, as disclosed on page 11 of the Schedule TO, the Company conducted the Offer to reduce the substantial number of shares of Class A common stock that would be issuable upon exercise of the Warrants, thus reducing the potential dilutive impact of the Warrants and providing investors and potential investors with greater certainty as to the Company’s capital structure.

Third, the Company believes that the policy concerns that prompted the SEC to enact Rule 13e-3 are not applicable to the Offer. For example, the SEC noted in its adopting release for the amendments to Rule 13e-3 (Release No. 33-8959) issued on September 23, 2008 that Rule 13e-3 is “intended to provide the issuer’s security holders with one last opportunity to obtain information about the issuer and consider their alternatives.” The Company notes that, because the Company will continue to have Class A common stock outstanding and registered under the Exchange Act and, subject to the Company continuing to meet the listing requirements, listed on the Nasdaq stock exchange, the Offer will not affect the Company’s ongoing compliance with Exchange Act reporting requirements. As a result, any holders of Warrants who retain their Warrants after the Offer will continue to have available to them the same ongoing Company disclosure that has previously been available to them and consequently will not deprive “security holders of the benefits of public ownership.” See SEC Release No. 33-8959 (September 23, 2008). In this respect, the Company believes its position is consistent with that taken by other issuers conducting similar transactions. See, e.g., Correspondence filed by PlayStudios, Inc. with the Commission on April 14, 2022.

Likewise, the SEC has expressed concern that “security holders confronted by a going private transaction are faced with the prospects of an illiquid market”. See Exchange Act Release No. 34-17719, reprinted in 3 Fed.Sec.L.Rep. (CCH) ¶23,709, at 17, 245-28 (April 13, 1981). However, in the event that at least a majority of the Public Warrants or a majority of the Private Placement Warrants were tendered in the Offer, the redemption provisions of those warrants would be amended to enable the Company to redeem all the Warrants. Moreover, holders of untendered Warrants would still be entitled to exercise their Warrants for shares of Class A common stock, which as discussed above, remain registered under the Exchange Act and listed on the Nasdaq stock exchange, thereby limiting the policy concern regarding an illiquid market for untendered warrants.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Michael S. Lee, at michael.lee@reedsmith.com or by telephone at (212) 549-0358.

Sincerely,

/s/ Dan Figenshu
Dan Figenshu
Chief Financial Officer
Mondee Holdings, Inc.

cc:

Michael S. Lee, Lynwood E. Reinhardt, Panos Katsambas, Reed Smith LLP